CONFIDENTIAL TREATMENT REQUESTED

BY INTELLON CORPORATION: ITLN-0001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****]”. THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THIS PAPER FILING FOR EASE OF IDENTIFICATION.

August 28, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation Registration Statement on Form S-1 File No. 333-144520
Initially filed on July 12, 2007

Ladies and Gentlemen:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 10, 2007 relating to the Company’s Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on July 12, 2007 (the “Registration Statement”).

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 2. Please be advised that prior to receipt of your letter of August 10, 2007, we filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which amendment was filed on August 3, 2007 for the purpose of submitting additional exhibits to the Registration Statement and making certain changes to Part II of the Registration Statement.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bonafide estimate of the public offering price within that range, and other information that was left blank throughout the document.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

Graphics

2.	Please revise the graphics to clarify which products and services you sell. Also, please clarify whether any of your products and services depicted in the graphics has not generated substantial revenues.

RESPONSE TO COMMENT 2:

The Company has revised the graphic in Amendment No. 2 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Prospectus Summary, page 1

3.	Please prominently highlight in your prospectus summary your disclosure on page 56 that most of your HomePlug products to date have been used in adaptors that are used to connect computers within a home through existing electrical wiring.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on page 3 of Amendment No. 2 in accordance with the Staff’s comment.

4.	Please provide us with independent support for your statements of leadership on pages 1, 2 and 3 and throughout your prospectus.

RESPONSE TO COMMENT 4:

Copies of independent support for statements regarding the Company’s leadership on pages 1, 2 and 3 and throughout the prospectus are enclosed with this response letter.

5.	Please ensure that the information that you provide in your summary is balanced with positive and negative information provided with equal prominence. We note, for example, that

•	you quantify your revenue growth on page 2, but you do not quantify your history of losses and accumulated deficit until page 6; and

•	you provide separately captioned and explained bullet points about your strengths on page 3, but you provide a brief bullet list of risks on page 4.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on pages 2, 4 and 5 of Amendment No. 2 in accordance with the Staff’s comment to balance disclosure of the Company’s revenue growth with disclosure of its net losses and accumulated deficit and to provide additional disclosure regarding certain of the risk factors affecting the Company.

In order to broaden the market acceptance of our products, page 9

6.	Please expand the appropriate section to discuss the material terms of the technology collaboration and license agreement, such as the duration of the agreement.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company filed the technology collaboration and license agreement as an exhibit to Amendment No. 1 on August 3, 2007 and concurrently requested confidential treatment with respect to certain terms of that agreement. The Company respectfully submits that the original filing of the Registration Statement included a discussion of the material terms of the technology collaboration and license agreement that are not the subject of the confidential treatment request. This disclosure appears on pages 10 and 11 of Amendment No. 2.

HomePlug powerline communications solutions, page 10

7.	Refer to the percentages in the first sentence. With a view toward disclosure required by Regulation S-K Item 101(c)(l)(i), please tell us the percentages for each of the last three years.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure on page 11 of Amendment No. 2 in accordance with the Staff’s comment.

The development of new industry standards, page 12

8.	With a view toward clarified disclosure, please tell us about information you have regarding the market penetration and related trends of each of the existing standards.

RESPONSE TO COMMENT 8:

The Company supplementally advises the Staff that the Company has information contained in the “Broadband Powerline Networking Gets a Jolt from IPTV” report from In-Stat dated August 2006 regarding the market penetration and related trends of various powerline standards, including HomePlug. A copy of this report is enclosed with this response letter. Page 80 of this report provides market data on worldwide broadband powerline equipment by technology, split between the HomePlug standard and all other standards. According to this report, in 2005, the HomePlug standard represented 81.6% of the worldwide total. The Company does not have any other current, reliable information regarding market penetration and related trends of existing powerline standards.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Claims that we have infringed..., page 16

9.	With a view toward more specific disclosure, please tell us about the status of the communications regarding infringement, including the scope of your products involved and the nature of the latest communication regarding each claim.

RESPONSE TO COMMENT 9:

The Company supplementally advises the Staff that, from time to time, the Company has received written communications from third parties alleging infringement of their patents or other intellectual property by the Company’s integrated circuits or product reference designs. The communications relating to the Company’s integrated circuits have generally not been product-specific. Based in part on a review of publicly available databases, input from counsel, Company records and other information, management in each case concluded that the claims referenced in such written communications were invalid, unenforceable or not infringed by the Company’s products. In each case, the Company replied that it believed the claims were without merit, and the Company received no further communications from the third party. If the Company were subject to litigation regarding any of these matters, management would intend to vigorously defend the Company’s position. Additionally, as noted in the revised disclosure, the Company from time to time may identify additional third-party technology used in the manufacture and distribution of the Company’s products and, as appropriate, may seek to license such technology from the owners.

Changes to current or future laws, page 17

10.	Please expand the last sentence of the second paragraph of this risk factor to quantify the extent to which your business could be harmed.

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that the Company believes its current disclosure to be accurate. The Company does sell its integrated circuits to direct customers in Europe, including Germany. However, as disclosed on page 67 of Amendment No. 2, these direct customers, which include original equipment manufacturers, original design manufacturers and service providers, sell products incorporating the Company’s integrated circuits to end customers in various jurisdictions, including jurisdictions different from those of the Company’s direct customers. The Company does not receive information from its direct customers that allows it to determine the geographic locations of the end customers. As a result, the Company is unable to quantify the extent to which its business could be harmed with respect to this particular risk.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Cautionary Note Regarding Forward Looking Statements, page 29

11.	Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

•	the data is publicly available

•	whether the sources of the cited data have consented to your use of their names and data,

•	you commissioned any of the data, or

•	it was prepared for use in this registration statement.

Also, tell us about any other relationship between you and the authors of the data.

RESPONSE TO COMMENT 11:

Copies of the sources of third-party data included in the prospectus are enclosed with this response letter. The Company is in the process of obtaining the consent from each of the third parties cited in this section to include the use of their data in the Registration Statement. None of the data provided by the third parties included in this section was prepared specifically for use in the Registration Statement by the Company. All of the quoted data is contained in publicly available reports or through subscriptions that are available to the public for a fee. While the fee arrangements with several of these organizations are based on the number of reports that are accessed, none of the third parties were compensated by the Company for the preparation of the data cited in the Registration Statement. The Company does not have any relationships with the authors of the data.

12.	You may not disclaim your responsibilities under the federal securities laws. Please revise the fourth sentence of the last paragraph of this section to remove any implication to the contrary.

RESPONSE TO COMMENT 12:

The Company has revised the disclosure on page 30 of Amendment No. 2 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Use of Proceeds, page 30

13.	Please disclose the amount of proceeds currently intended to be used for capital expenditures.

RESPONSE TO COMMENT 13:

The Company supplementally advises the Staff that it has no current specific plan to use a given amount of the net proceeds for capital expenditures but will disclose any future plan in a subsequent amendment to the Registration Statement. In addition, the Company has revised the disclosure at page 31 of Amendment No. 2 to clarify that the Company has no current specific plan for use of the net proceeds from the offering.

14.	In an appropriate, clearly identified section of your prospectus, please describe and quantify the interests of each of your affiliates in this offering. For example, we note the reference to vesting of options and restricted stock on page 102. If you do not provide the disclosure in this section, please identify in this section where investors can find the disclosure.

RESPONSE TO COMMENT 14:

The Company supplementally advises the Staff that it has provided disclosure in the Registration Statement regarding: (i) related party transactions involving its affiliates in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 109 of Amendment No. 2, (ii) its affiliates’ ownership of the Company’s common stock in the section entitled “Principal and Selling Stockholders” beginning on page 113 of Amendment No. 2 and (iii) its affiliates’ rights as equity holders in the section entitled “Description of Capital Stock” beginning on page 117 of Amendment No. 2. The Company respectfully submits that its current disclosure in the section entitled “Use of Proceeds” complies with the requirements of S-K Item 504 and that information regarding its affiliates is disclosed in the aforementioned sections.

Capitalization, page 32

15.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 15:

The Company has revised the disclosure on page 33 of Amendment No. 2 in accordance with the Staff’s comment.

16.	We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

RESPONSE TO COMMENT 16:

The Company intends to include pro forma data in a subsequent amendment to the Registration Statement.

Critical Accounting Policies and Estimates, page 42

Revenue Recognition, page 43

17.	We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote with minimal elaboration. Please expand to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

RESPONSE TO COMMENT 17:

The Company has revised the disclosure on page 44 of Amendment No. 2 in accordance with the Staff’s comment. In addition, the Company has provided the Staff detailed descriptions and explanations of its price concessions as referenced in response to comments 56 and 57 below.

Comparison of Years Ended December 31, 2006, 2005 and 2004, page 46

18.

We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K. Please also apply this comment to your discussion of the three months ended March 31, 2007.

RESPONSE TO COMMENT 18:

The Company has revised the disclosure on pages 47 and 48 of Amendment No. 2 in accordance with the Staff’s comment.

Revenue, page 46

19.	Please discuss the reasons for the changes in revenue from significant customers.

RESPONSE TO COMMENT 19:

The Company has revised the disclosure on page 48 of Amendment No. 2 in accordance with the Staff’s comment.

Quarterly Results of Operations, page 48

20.	Please expand quarterly information to include earnings per share information.

RESPONSE TO COMMENT 20:

The Company has revised the disclosure on page 50 of Amendment No. 2 in accordance with the Staff’s comment.

Overview, page 53

21.	Please reconcile the disclosure on page 53 that Aztech Systems is an original equipment manufacturer with the disclosure on page 40 that Aztech is an original design manufacturer.

RESPONSE TO COMMENT 21:

The Company has revised the disclosure on pages 41 and F-11 of Amendment No. 2 in accordance with the Staff’s comment to reflect that Aztech Systems is both an original equipment manufacturer and an original design manufacturer.

22.	Please tell us the criteria used to determine which customers to identify on pages 53 and 65. Also tell us whether there are any other customers that satisfy those criteria.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 22:

The Company supplementally advises the Staff that the identified customers on pages 55 and 67 represent the Company’s top five original equipment manufacturer and service provider customers who incorporated the Company’s ICs into their products as of December 31, 2006. In each case the Company sells through the customer’s preferred supply chain. Thus, the identified customers either purchased the Company’s ICs directly, purchased the Company’s ICs through a distributor or purchased a finished product incorporating the Company’s ICs from an ODM. OEMs that purchased the Company’s ICs directly included devolo AG, Aztech Systems Ltd., Asoka USA Corporation and LEA S.A.S. NETGEAR Inc. purchased finished products from an ODM who buys the Company’s ICs from the Company’s distributor, Lumax International Corporation. All of the named service providers purchased products incorporating the Company’s ICs from either OEMs or ODMs.

The Company is able to identify the top OEMs and service providers who are incorporating the Company’s ICs into their products. Therefore, these OEMs and service providers represent the top five revenue generating customers who are incorporating the Company’s ICs, whether the Company is selling them directly or indirectly. No other customers satisfy those criteria.

Other Markets, page 56

23.	Please clearly distinguish between applications from which you currently generate revenue and potential applications.

RESPONSE TO COMMENT 23:

The Company has revised the disclosure on page 59 of Amendment No. 2 in accordance with the Staff’s comment to clarify that all of these applications currently generate revenue for the Company.

Strong Business Relationships, page 58

24.	Please clarify the nature of the relationships. Disclose the obligations of the parties to relationships, including how they provide you access to identify customer needs. File related material agreements as exhibits to the registration statement.

RESPONSE TO COMMENT 24:

The Company has revised the disclosure on page 60 of Amendment No. 2 in accordance with the Staff’s comment to clarify that the relationships are with the Company’s customers.

Intellectual Property, page 63

25.	Please clarify the number, expiration and scope of your patents that are not subject to your obligation to license property to alliance members.

RESPONSE TO COMMENT 25:

The Company has revised the disclosure on page 65 of Amendment No. 2 in accordance with the Staff’s comment.

26.	We note your references to your reliance on licenses here and on page 16. Please disclose the material terms of the licenses, including duration, termination provisions, and scope of property involved. Also, file the material licenses as exhibits to the registration statement.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 26:

The Company supplementally advises the Staff that it has disclosed the material terms of its technology collaboration and license agreement that are not subject to a confidential treatment request and has filed it as an exhibit to Amendment No. 1. The Company does not consider any one of its other individual licenses to be material.

Competition, page 66

27.	With a view toward clarifying your competitive position, please tell us whether competitors’ products offer all of the features of your products summarized in the table on page 60? Do they offer more features, like a faster PHY rate?

RESPONSE TO COMMENT 27:

The Company supplementally advises the Staff that the Company does not have reliable information about its competitors’ powerline products sufficient to represent whether those products offer all of the features of the Company’s products summarized in the table on page 62. However, the Company believes that its products compete favorably with its competitors’ powerline products with respect to applications and features, such as PHY rate, for the applications shown in the table. The Company is not aware of any powerline products that compete with its command and control integrated circuits used in trucking applications. With respect to products based on the HomePlug 1.0 standard, the Company believes its products and its competitors’ products are generally competitive in terms of features and applications. The Company believes its HomePlug 1.0 with Turbo integrated circuits have features (such as a higher PHY rate and product features tailored to the needs of its IPTV customers) that are not available from its competitors’ HomePlug 1.0 products because the Company’s HomePlug 1.0 with Turbo ICs include proprietary extensions to the HomePlug 1.0 standard that are not available to its competitors. The Company, at present, is the only vendor to offer an IC based on the HomePlug AV standard.

The Company also competes with companies that build integrated circuits based on non-HomePlug powerline standards, primarily Design of Systems on Silicon (DS2) and Panasonic. These companies’ products use PHY rates of 200 Mbps and thus compete with the Company’s HomePlug AV-based ICs. The Company believes DS2’s and Panasonic’s 200 Mbps products and the Company’s HomePlug AV-based ICs products are generally competitive in terms of features and applications.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Director Compensation, page 72

28.	Please quantify the number of options to be granted to the existing directors per the first bullet point.

RESPONSE TO COMMENT 28:

The Company has revised the disclosure on page 74 of Amendment No. 2 in accordance with the Staff’s comment.

Compensation Discussion and Analysis, page 75

29.	Please discuss how you determined Mr. Carr’s termination compensation. See instruction 2 to Regulation S-K Item 402(b).

RESPONSE TO COMMENT 29:

The Company has revised the disclosure on pages 90 and 102 of Amendment No. 2 in accordance with the Staff’s comment.

30.	Please discuss the Transaction Incentive Program mentioned on page F-29. File all related agreements as exhibits to the registration statement.

RESPONSE TO COMMENT 30:

The Company has revised the disclosure on page F-29 of Amendment No. 2 in accordance with the Staff’s comment to reflect that the Company plans to terminate the Transaction Incentive Program prior to the completion of its initial public offering. Because the Company plans to terminate the Transaction Incentive Plan, the Company has not filed it as an exhibit to the Registration Statement.

Base Salaries, page 79

31.	Please expand your disclosure to revise vague statements about compensation decisions with specific information. For example:

•

Regarding Mr. Harris’s 2006 base salary increase, please clarify how the board measured “improved business and operating condition.” Clarify how the board chose the percentage increase to recognize those contributions.

•	Please describe how the board determined that the revised 2006 base salary for Mr. Harris and Mr. Casby “remained competitive.”

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

•

Please clarify how the input from the search firm indicated that the disclosed salaries and bonus targets were necessary to induce Mr. Furtney and Mr. McGee to join your company. Please provide similar disclosure regarding how the board determined the size of Mr. Furtney’s discretionary bonus and equity grants.

•

Please specify which “operating results,” other than revenue growth, were the basis of Mr. Casby’s 2006 increase and how he contributed to achieving those results. Clarify how the board chose the percentage increase to recognize those contributions.

•	Please describe the specific components of “job performance” that were the basis for increasing Mr. Furtney’s 2007 compensation above the established 50th percentile target.

•	Please explain how the board determined that the 75th percentile was the appropriate level to which to raise Mr. Furtney’s 2007 salary.

RESPONSE TO COMMENT 31:

The Company has revised the disclosure on pages 78, 81 and 82 of Amendment No. 2 in accordance with the Staff’s comment.

Short-Term Cash Incentive Awards, page 80

32.	We note that you have not provided specific disclosure about the identity of the company and individual goals to be achieved in order for your executive officers to earn their awards. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

RESPONSE TO COMMENT 32:

The Company respectfully submits that the original filing of the Registration Statement included a reasonable description of the company and individual goals. The Company supplementally advises the Staff that it believes that any more detailed disclosure of specific company or individual goals, which include confidential financial information and confidential internal operating metrics, would cause competitive harm to the Company by providing the Company’s competitors with internal operating plan and competitive strategy information that could be used by such competitors to the detriment of the Company and its stockholders. Accordingly, the Company has not included more detailed information in Amendment No. 2. The Company has revised the disclosure on page 83 of Amendment No. 2 in accordance with the Staff’s comment to disclose how difficult it would be for the executive or how likely it will be for the Company to achieve the target levels.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

33.	With a view toward clarified disclosure, please show us your calculations that demonstrate that the various percentages mentioned in this section were used to establish the amount of the awards granted in 2006. For variances from the formulas disclosed, please revise your disclosure to discuss why the board determined that a variance was appropriate and how it determined the amount of the variance.

RESPONSE TO COMMENT 33:

The table attached as Appendix A shows the calculations the Company used in establishing the Annual Cash Incentive Plan awards paid to the named executive officers in 2006. The Company has revised the disclosure on page 84 of Amendment No. 2 in accordance with the Staff’s comment to address the only instance where the board determined a variance was appropriate.

2006 and 2007 Equity Incentive Awards, page 90

34.	Please specify the changes to Mr. Harris’ employment agreement that achieved the goals of the renegotiation that you cite in the third paragraph.

RESPONSE TO COMMENT 34:

The Company has revised the disclosure on page 87 of Amendment No. 2 in accordance with the Staff’s comment.

35.	Please disclose how the committee determined the amount of consideration that it was willing to pay for the renegotiation.

RESPONSE TO COMMENT 35:

The Company has revised the disclosure on page 88 of Amendment No. 2 in accordance with the Staff’s comment.

36.	Please specify where the 2007 grants caused each executive officer to be within the percentile range targeted by the compensation committee.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 36:

The Company has revised the disclosure on page 88 of Amendment No. 2 in accordance with the Staff’s comment.

37.	Please revise the reference to “consistent with current market practices” in the last sentence to be more specific. For example, do all of your identified peer companies provide the same payments to named executives upon a change in control?

RESPONSE TO COMMENT 37:

The Company has revised the disclosure on page 91 of Amendment No. 2 in accordance with the Staff’s comment.

Grant of Plan-Based Awards, page 90

38.	Please tell us why this table does not include information regarding the cash incentive award plans described in your disclosure beginning on page 80.

RESPONSE TO COMMENT 38:

The Company has revised the disclosure on page 93 of Amendment No. 2 in accordance with the Staff’s comment to include information regarding the cash incentive award plans in the table.

Potential Payments upon Termination or Change-in-Control, page 92

39.	Please tell us why the tables do not include the tax gross-up that you are required to pay.

RESPONSE TO COMMENT 39:

The Company has revised the disclosure on page 96 of Amendment No. 2 in accordance with the Staff’s comment to include information regarding the tax gross-up in the table.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

2007 Equity Incentive Plan, page 102

40.	Please clarify whether the 6% reservation refers to outstanding or authorized shares. Likewise, please clarify the disclosure regarding the 2% reservation on page 104.

RESPONSE TO COMMENT 40:

The Company has revised the disclosure on pages 105 and 107 of Amendment No. 2 in accordance with the Staff’s comment and will include the actual number of shares reserved under both plans in a subsequent amendment to the Registration Statement.

Related-Party Transactions, page 106

41.	Please identify for us the related party who owns your facility as mentioned on page F-28. Also tell us why that lease is not described in this section.

RESPONSE TO COMMENT 41:

The Company has revised the disclosure on page F-28 of Amendment No. 2 in accordance with the Staff’s comment to indicate that the third party is the holder of less than .01% of the Company’s equity.

Preferred Stock Issuances, page 106

42.	Please also disclose the price of the preferred stock per common share into which it will be converted in connection with this offering.

RESPONSE TO COMMENT 42:

The Company has revised the disclosure on page 109 of Amendment No. 2 in accordance with the Staff’s comment.

43.	Please disclose the amount of dividends to be paid to the related parties.

RESPONSE TO COMMENT 43:

The Company has revised the disclosure on page 109 of Amendment No. 2 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Stockholders Agreements, page 107

44.	Please tell us which section of which exhibit contains the automatic termination provision referred to in this section.

RESPONSE TO COMMENT 44:

The Company supplementally advises the Staff that the Second Amended and Restated Stockholders Agreement does not automatically terminate upon the completion of the offering. However, the Company is obtaining consents to amend the Second Amended and Restated Stockholders Agreement to effect such termination. The Company intends to file the amendment to the Second Amended and Restated Stockholders Agreement as an exhibit to a subsequent amendment to the Registration Statement.

Customer Relationships, page 107

45.	Please tell us why you have not disclosed the revenue from CURRENT Group in 2007.

RESPONSE TO COMMENT 45:

The Company has revised the disclosure on page 110 of Amendment No. 2 in accordance with the Staff’s comment.

Policies and Procedures, page 109

46.	Please provide the disclosure required by Regulation S-K Item 404(b) regarding the standards to be applied to your policies and procedures.

RESPONSE TO COMMENT 46:

The Company has revised the disclosure on page 112 of Amendment No. 2 in accordance with the Staff’s comment.

Principal and Selling Stockholders, page 110

47.	With a view toward disclosure, please tell us when the selling stockholders acquired the offered shares, and the amount of consideration paid.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 47:

The Company supplementally advises the Staff that it has not yet determined the identity of the selling stockholders. The Company will provide the requested information after this determination is made.

48.	Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE TO COMMENT 48:

The Company intends to revise the disclosure in accordance with the Staff’s comment in a subsequent amendment to the Registration Statement. The Company plans to communicate with the selling stockholders to obtain the requested information.

49.	Please clarify whether the shares mentioned in penultimate sentence of footnote 3 are included in the table. If they are not included in the table, please tell us the basis for the exclusion.

RESPONSE TO COMMENT 49:

The Company supplementally advises the Staff that the shares mentioned in the penultimate sentence of footnote 3 are not included in the table pursuant to SEC Release No. 34-39538 (January 12, 1998).

50.	Please tell us how the Fidelity entities and United Microelectronics Corporation operate such that no individuals directly or indirectly have or share beneficial ownership of the shares held in the name of the entities. For example, how do the entities determine whether to sell the shares and how to exercise the voting rights associated with the shares?

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

RESPONSE TO COMMENT 50:

The Company has revised the disclosure on page 115 of Amendment No. 2 in accordance with the Staff’s comment.

Description of Capital Stock, page 114

51.	Please disclose the number of holders of your common equity.

RESPONSE TO COMMENT 51:

The Company has revised the disclosure on page 117 of Amendment No. 2 in accordance with the Staff’s comment.

U.S. Federal Consequences to Non-U.S. Holders, page 121

52.	You may not disclaim responsibility for your disclosure. Please revise the statements on page 123 that the disclosure “is for general information only” and “not tax advice” accordingly.

RESPONSE TO COMMENT 52:

The Company has revised the disclosure on page 126 of Amendment No. 2 in accordance with the Staff’s comment.

Financial Statements, page F-1

53.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

RESPONSE TO COMMENT 53:

The Company has included updated financial statements pursuant to Rule 3-12 of Regulation S-K in Amendment No. 2. The Company supplementally advises the Staff that it intends to include updated financial statements as required pursuant to Rule 3-12 of Regulation S-K in accordance with the Staff’s comment in future amendments to the Registration Statement.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Consolidated Statement of Operations, page F-5

54.	We see that you have presented a pro forma balance sheet as of March 31, 2007 to reflect the change in capitalization at the effectiveness of the IPO from the conversion of redeemable convertible preferred stock into common stock. Pro forma earnings per share that reflect the change in your capital structure after the offering would appear appropriate as well. Refer to SAB Topic 1B2 and Article 11 of Regulation S-X.

RESPONSE TO COMMENT 54:

The Company has revised the disclosure on page F-5 of Amendment No. 2 in accordance with the Staff’s comment.

55.	We note that your Series A, Series B and Series C is convertible into Common Stock only if the initial public offering aggregate proceeds raise at least $30 million of net proceeds at a purchase price of not less than $2.6766 per share. If your offering price per share is not at least $2.6766 per share and the offering does not raise at least $30 million, it appears that the pro forma adjustment will not be accurate. Please advise.

RESPONSE TO COMMENT 55:

The Company supplementally advises the Staff that it intends to obtain a waiver of the requirement that the initial public offering result in aggregate proceeds of at least $30 million at a purchase price of not less than $2.6766 per share.

Revenue Recognition, page F-10

56.	We note that certain end-users of your products have price concessions and that you can reasonably estimate these pricing concessions and recognize revenue upon shipment under SFAS 48. Please tell us more about these price concessions and how you have met all of the conditions set forth in paragraphs 6-8 of SFAS 48 to recognize revenue at shipment.

RESPONSE TO COMMENT 56:

The Company supplementally advises the Staff that it believes it has met all of the criteria for Recognizing Revenue When Right of Return Exists as disclosed in the Company’s revenue recognition policies in the Notes to Consolidated Financial Statements.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

As background, beginning in the second quarter of 2006 two of the Company’s end-users, or OEMs, had certain price concessions, which were rebates on certain products they purchased from the Company’s ODMs, which were originally sold to the Company’s distributors. The Company received resale reports from its distributors indicating the amount of products that were purchased by the ODMs. The Company also received reports from its end-users indicating the amount of product they actually received from the ODM partner. These two reports enabled the Company to appropriately account for the end-users’ price concession or rebate on each of the specific products that were covered by those purchases. In addition, the Company received inventory reports from its distributors, who were selling to the ODMs for the end-users to whom the Company had granted a price concession. These reports indicated their forecast expectation for the end-user demand for the distributor’s inventory, which enabled the Company to estimate the amount of expected price concessions for the inventory that was expected to be consumed by the end-users while still in the sales channel. The Company accounted for the pricing concessions as a reduction in revenue, cost of revenue and gross profit. During 2006, the total amount of price concessions was approximately $259,000. For the quarters ended March 31 and June 30, 2007, the total amount of price concessions was approximately $164,000 and $10,000, respectively. The Company notified these two end-users in the second quarter of 2007 that they would no longer receive price concessions or rebates for the purchase of the Company’s products. As of June 30, 2007, none of the Company’s end-users received any price concessions or rebates from the Company. There were no differences between the estimated price concessions recorded by the Company and the actual amounts claimed for price concessions by the Company’s end-users. In addition, the Company notified the two end-users the pricing concessions were being discontinued during the second quarter of 2007 to enable the end-users to purchase any remaining inventory held by the Company’s distributors, for which the Company had previously established revenue reserves. The end-users purchased some, but not all, of the remaining distributor inventory in the specified time. As a result, the Company reversed approximately $40,000 of revenue accruals in the quarter ended June 30, 2007 since the Company no longer had an obligation to provide a price concession for the products remaining in its distributor’s inventory.

In addition, during 2006, three of the Company’s customers had Most Favored Nation (MFN) pricing whereby the Company was obligated to provide those customers with the lowest pricing on product(s) they purchased during a specific period based on certain product applications. As of June 30, 2007, two of the Company’s customers had MFN rights. One of those two customers had not purchased any product from the Company. The Company reviews the MFN provisions for each of its customers who have this right each quarter to determine if the Company is obligated to provide a lower price on the products that were purchased during that period. As of December 31, 2006, the Company had reserved approximately $84,000 for MFN pricing provisions with one customer. During the first half of 2007, based upon the Company’s MFN pricing review, there were no adjustments to revenue for MFN pricing.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

The Company met the revenue recognition criteria as set forth in paragraphs 6-8 of SFAS 48 in the following ways.

6.a. The Company’s price to the buyer and end-user was either fixed or determinable at the date of sale. The Company could determine the price concession or rebate as well as MFN pricing for each of its customers, end-users and products as described in the second and third paragraphs of this response.

6.b. The Company’s right to payment for the products from its customers is not contingent on the resale of such products to either the Company’s direct customers or distributors.

6.c. Title passes to the Company’s customers upon shipment (FOB factory dock), and the buyer remains obligated to pay in case of a physical event theft or property destruction or damage to the product.

6.d. Each of the Company’s customers has the economic substance to pay the Company for the product.

6.e. The Company has no obligations for future performance to directly bring about the resale of the product by its customers.

6.f. The Company’s direct customers do not have rights of return other than for defective products. The Company’s indirect customers (distributors) generally do not have restocking rights. One of the Company’s distributors has a restocking right. The Company monitors this distributor’s inventory to ensure products are selling through to its end customer. As of December 31, 2006, this particular distributor had approximately $9,000 of inventory that had sold through by April 2007. As of June 30, 2007, the distributor with a restocking right had no inventory.

7. The Company does not allow its direct customers to return products other than for defective products. Since 2005 and through the date of this response letter, returns for defective products were approximately $11,000. Only one distributor has restocking rights as discussed in 6.f above. The Company does allow some distributors to return unsold product in the event the Company terminates the distribution relationship. During 2006, one distributor was terminated by the Company, Jeritronics, Inc. As a result, Jeritronics returned approximately $40,700 of inventory to the Company. The Company accounted for the return as a reduction in revenue, cost of revenue and gross profit in the period the Company terminated the relationship. This is the only distributor the Company has terminated since 2006, and the Company currently has no intention of terminating any further distribution agreements.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

8.a. While the Company could be susceptible to external factors such as technical obsolescence or changes in demand, the Company has been able to manage product transitions with its customers.

8.b. The Company does not allow its direct customers to return products other than for defective products, which has been approximately $11,000 as described in 7 above. As described in 6.f. above, one of the Company’s distributors has certain restocking rights that the Company monitors to ensure product is selling through to their end customer.

8.c. The Company has not made significant changes in its marketing and sales policies or relationship with its customers, which enables the Company to estimate effectively.

8.d. The Company’s transactions are similar in nature and do not deviate in their practice.

57.	We also note that distributors “generally do not have any right of return.” Please tell us circumstances when they would have a right of return. Confirm that transactions with these distributors qualify as sales at shipment. Specifically address each requirement of paragraph 6 of SFAS 48 in your response. Lastly, specifically address any stock rotation rights or other post shipments obligations granted to distributors.

RESPONSE TO COMMENT 57:

The Company supplementally advises the Staff that, while its distributors generally do not have any right of return, the Company does allow some distributors to return unsold product in the event the Company terminates the distribution relationship. During 2006, one distributor was terminated by the Company, Jeritronics, Inc. As a result, Jeritronics retuned approximately $40,700 of inventory to the Company. The Company accounted for the return as a reduction in revenue, cost of revenue and gross profit in the period the Company terminated the relationship. This is the only distributor the Company has terminated since 2006, and the Company currently has no intention of terminating any further distribution agreements. The Company confirms that transactions with these distributors qualify as sales at shipment.

The Company met the revenue recognition criteria as set forth in paragraph 6 of SFAS 48 in the following ways.

6.a. The Company’s price to the buyer and end-user was either fixed or determinable at the date of sale. The Company could determine the price concession or rebate as well as MFN pricing for each of its customers, end-users and products as described in paragraphs 2 and 3 in the response to comment 56 above.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

6.b. The Company’s right to payment for the products from its customers is not contingent on the resale of such products to either the Company’s direct customers or distributors.

6.c. Title passes to the Company’s customers upon shipment (FOB factory dock), and the buyer remains obligated to pay in case of a physical event theft or property destruction or damage to the product.

6.d. Each of the Company’s customers has the economic substance to pay the Company for the product.

6.e. The Company has no obligations for future performance to directly bring about the resale of the product by its customers.

6.f. The Company’s direct customers do not have rights of return other than for defective products. The Company’s indirect customers (distributors) generally do not have restocking rights. One of the Company’s distributors has a restocking right. The Company monitors this distributor’s inventory to ensure products are selling through to its end customer. As of December 31, 2006, this particular distributor had approximately $9,000 of inventory that had sold through by April 2007. As of June 30, 2007, the distributor with a restocking right had no inventory.

Note 2. Acquisition, page F-15

58.	We see that on January 29, 2004 you acquired certain assets and liabilities of Cogency Semiconductor. As part of the transaction, you issued Series A-l and Series A-2 redeemable convertible preferred stock with a combined fair value of $1.5 million. Please tell us how you determined the fair market value of the convertible preferred stock issued in the transaction. Please also revise the filing to comply.

RESPONSE TO COMMENT 58:

The Company supplementally advises the Staff that the value of the Series A-1 and Series A-2 redeemable convertible preferred stock was established initially in connection with third-party arm’s length transactions in June 2003, and Cogency Semiconductor accepted the same securities as consideration for the January 2004 transaction.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Note 4. Stock-Based Compensation, page F-17

59.	We note that on pages 44, 72, 78, 83, 85, 86, 87 and F-18 you refer to using the valuation of an independent third party valuation firm when determining fair value of your common stock. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

RESPONSE TO COMMENT 59:

The Company has revised the disclosure on pages 45, 74, 80, 85, 87, 88, 89 and F-18 of Amendment No. 2 in accordance with the Staff’s comment.

60.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred shares, stock options and warrants since July 2006 through the date of your response. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

RESPONSE TO COMMENT 60:

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U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Note 7. Redeemable Convertible Preferred Stock, page F-23

61.	To help us better understand your classification and accounting for each class of preferred stock and warrants please address the following:

•

Describe the material terms of all related agreements, such as registration rights agreements, details of adjustable conversion terms or details of all anti-dilution provisions. Include any circumstances that you may be required to pay penalties or can only provide registered shares.

•	Describe how you have accounted for each class of convertible preferred stock and related warrants, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http ://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

RESPONSE TO COMMENT 61:

The Company supplementally advises the Staff that the material terms of the rights and preferences afforded to its series of redeemable convertible preferred stock are set forth within the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Company’s Second Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) and the Company’s Second Amended and Restated Stockholders Agreement (the “Stockholders Agreement”).

The material provisions of the Certificate of Incorporation regarding the redeemable convertible preferred stock, including with respect to liquidation preferences, rights of redemption, conversion, dividends and special protective provisions granted to the series of redeemable convertible preferred stock, are described beginning on page F-23 of the prospectus.

In addition, the Certificate of Incorporation provides certain anti-dilution protection to the redeemable convertible preferred stock. Until March 15, 2008 in the case of the Series A or Series B redeemable convertible preferred stock, or December 15, 2009 in the case of the Series C redeemable convertible preferred stock, in the event that the Company makes certain sales of common stock at a per share price that is less than the applicable conversion price for any of the series of redeemable convertible preferred stock, the conversion price shall be reduced to the per share price at which such common stock is sold. Following the time set forth above, certain sales of the common stock at a per share price below the applicable conversion price for any of

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

the series of redeemable convertible preferred stock will result in a reduction to the applicable conversion price to a price determined by dividing (i) an amount equal to the sum of (A) the number of shares of common stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of common stock issuable upon conversion of the series of redeemable convertible preferred stock) multiplied by the then existing conversion price and (B) the consideration, if any, received by the Company upon such issue or sale, by (ii) an amount equal to the sum of (X) the total number of shares of common stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of common stock issuable upon conversion of the series of redeemable convertible preferred stock) and (Y) the total number of shares of common stock issuable in such issue or sale.

Furthermore, the Certificate of Incorporation prohibits the Company from taking certain actions without the written consent of the holders of the series of redeemable convertible preferred stock. The holders of shares of Series B redeemable convertible preferred stock issuable upon the exercise of the Company’s outstanding warrants are entitled to all of these rights and privileges.

The Company has entered into a Investors’ Rights Agreement with the holders of the series of redeemable convertible preferred stock and the holders of the warrants for the purchase of the Series B redeemable convertible preferred stock and has filed the Investors’ Rights Agreement as Exhibit 4.2 to the Registration Statement. Among other things, the Investors’ Rights Agreement grants the holders of the series of redeemable convertible preferred stock certain registration rights, as described in detail beginning on page 117 of the Registration Statement, and certain rights of first offer, which allow the holders of the series of redeemable convertible preferred stock to purchase their pro rata share of certain equity securities the Company proposes to sell. This right specifically excludes the shares of common stock the Company proposes to sell in this offering. The holders of the warrants share in the rights provided under the Investors’ Rights Agreement, except that they cannot participate in the rights of first offer granted thereunder.

The Company has entered into a Stockholders Agreement with the holders of the series of redeemable convertible preferred stock and the holders of the warrants for the purchase of the Series B redeemable convertible preferred stock. The Stockholders Agreement provides for, among other things, rights with respect to the nomination of directors and provisions for voting with respect to the directors, provisions regarding how holders of the series of redeemable convertible preferred stock may vote in certain company sale transaction, and that transfers of shares of the Company’s capital stock held by the parties to the agreement are generally not permitted without first offering the shares to the Company, and subsequently to the other parties to the Stockholders Agreement, on the same terms as the transferor proposes to transfer the shares to a third party.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

In the case where a holder subject to the Stockholders Agreement proposes to sell shares of the Company’s capital stock and should the Company decline to purchase the shares proposed to be transferred, the holders of the redeemable convertible preferred stock have the option to purchase their pro-rata share of the shares to be transferred. Each such purchaser shall have the right to purchase that number of the shares equal to the product obtained by multiplying (a) the aggregate number of shares by (b) a fraction, the numerator of which is the number of shares of the Company’s capital stock owned or controlled by such purchaser, determined on an as converted basis, and the denominator of which is the aggregate number of shares of the Company’s capital stock owned or controlled by all of the holders of the Company’s capital stock subject to the Stockholders Agreement, determined on an as converted basis.

Alternatively, where neither the Company nor the holders of the redeemable convertible preferred stock exercise the rights of first refusal outlined above, under the Stockholders Agreement the holders of the redeemable convertible preferred stock may instead participate in the proposed sale transaction, in their pro-rata proportion. This pro-rata proportion is calculated by multiplying (a) the aggregate number of shares to be purchased by the offeree by (b) a fraction, the numerator of which is the number of shares of the Company’s capital stock owned or controlled by such participating holder, determined on an as converted basis, and the denominator of which is the aggregate number of shares of the Company’s capital stock owned or controlled by the stockholder who first proposed to sell its shares and all of the other holders participating in the sale or other disposition of shares to the offeree, determined on an as converted basis. The holders of the warrants are parties to the Stockholders Agreement and are generally subject to its terms, with several exceptions. However, they do not benefit from the right to participate in a proposed sale transaction as described in this paragraph.

The Company supplementally advises the Staff that it has accounted for its convertible preferred stock in accordance with ASR 268 and classified the convertible preferred stock as mezzanine equity as it is conditionally redeemable upon written notice of a majority of Series A or Series C holders or 60% of Series B holders, each voting as a separate class. The Company has considered SFAS 133 and EITF 00-19 and concluded that there are no embedded derivatives requiring bifurcation as each Series of preferred stock is only convertible into a fixed number of common shares. The exchange ratio was fixed at the time of issuance of each Series of convertible preferred stock and is only subject to adjustment based on the antidilution provisions described above. The Company has also concluded that its Registration Rights Agreement should not be recorded under EITF 00-19, EITF 05-4 or SFAS 133 as it does not meet the criteria required for a derivative financial instrument as the holders of the Company’s convertible

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

preferred stock made no initial net investment relative to the Registration Rights Agreement, and the Registration Rights Agreement contains no liquidated damages or other penalty clauses. As such it, will not be net settled with the holder.

The Company has accounted for its warrants in accordance with FSP 150-5 as the warrants are for the purchase of Series B convertible preferred stock. Since the Series B redeemable convertible preferred stock is redeemable upon notice of holders of 60% of the Series B convertible preferred stock, the free standing warrants are required to be classified as liabilities at fair value. The Company is not required to deliver registered shares upon the exercise of the warrants.

62.	Revise to clarify that accrued dividends owed to the redeemable convertible preferred stock investors will convert into shares of common stock immediately prior to completion of the offering as discussed on page 31. Also, please confirm that the pro forma information presented on the balance sheet includes the effect of the accrued dividends that convert to common stock.

RESPONSE TO COMMENT 62:

The Company has revised the disclosure on page F-26 of Amendment No. 2 in accordance with the Staff’s comment. The Company confirms that the pro forma information presented on the balance sheet includes the effect of the accrued dividends that convert into common stock.

Subsequent Events, page F-32

63.	We note on page 72, that you plan to grant options having a Black-Scholes value of $185,000 to each new and existing board member at the completion of this offering. Please quantify the amount of options to be issued and how they will be valued and recorded.

RESPONSE TO COMMENT 63:

The Company has revised the disclosure on page F-33 of Amendment No. 2 in accordance with the Staff’s comment.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Undertakings, page II-6

64.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE TO COMMENT 64:

The Company has revised its disclosure on pages II-6 and II-7 in response to the Staff’s comment.

Exhibits, page II-9

65.	Please tell us why you have not yet filed agreements that have already been executed, like exhibit 10.16.

RESPONSE TO COMMENT 65:

The Company supplementally advises the Staff that it has not filed exhibits 10.16 and 10.17 because the Company and Messrs. Harris and Furtney currently intend to amend those agreements. The Company intends to file the amended agreements as exhibits in a subsequent amendment to the Registration Statement after such amended agreements are approved and executed.

66.	Please be advised that any comments on the confidential treatment application will be issued in a separate letter. Comments on your application must be resolved and the application must be complete before you submit your request for acceleration of the effective date of the pending registration statement.

RESPONSE TO COMMENT 66:

The Company acknowledges that comments on the confidential treatment application must be resolved and the application must be complete before the Company submits its request for acceleration of the effective date of the Registration Statement.

* * * *

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001
August 28, 2007

Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 973-8800 or Michael J. Danaher at (650) 493-9300. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John M. Pietras, Jr.

John M. Pietras, Jr.

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Michael J. Danaher
Robert D. Sanchez
Julie H. Jones, Ropes & Gray LLP

CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001

Appendix A

	ACIP Split		Target ACIP			Actual ACIP			Percentages
	Company	Individual	Company	Individual	Total	Company	Individual	Total	Company	Individual	Total
Charles E. Harris	100%	0%	$180,000	$—	$180,000	$169,560	$—	$169,560	94.2%		94.2%
Attained	94.2%

Rick E. Furtney	100%	0%	46,474	—	46,474	43,779	—	43,779	94.2%		94.2%
Attained	94.2%

William E. Earnshaw	75%	25%	33,075	11,025	44,100	31,157	9,261	40,418	94.2%	84.0%	91.7%
Attained	94.2%	84%

William P. Casby	75%	25%	15,698	5,233	20,930	14,787	4,500	19,287	94.2%	86.0%	92.2%
Attained	94.2%	86%

Brian R. Carr	75%	25%	16,200	5,400	21,600	15,260	2,430	17,690	94.2%	45.0%	81.9%
Attained	94.2%	45%

CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION: ITLN-0001

Appendix B

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